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                            March 1, 2024

       Peter Evensen
       President and Principal Executive Officer
       Scandium International Mining Corp.
       1390 Ione Pass Trail
       Reno, Nevada 89523

                                                        Re: Scandium
International Mining Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 7, 2023
                                                            File No. 000-54416

       Dear Peter Evensen:

               We have reviewed the amendment that you filed on February 12, 2024 in response to our prior comment letter and have the following additional comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Form 10-K/A for the Fiscal Year ended December 31, 2022

       General

   1. We note that you filed an amendment to your Form 10-K in response to our prior comment letter though
did not provide a written response letter.

                                                        Please submit as
correspondence via EDGAR a letter having a written response to each prior comment; and a
letter having a written response to each comment in this letter.

                                                        If you intend to file
another amendment to address the remaining concerns, we suggest that you provide us
with a draft for review in advance of filing the amendment.
 Peter Evensen
Scandium International Mining Corp.
March 1, 2024
Page 2
Properties, Projects and Patents, page 11

2. We note that you amended you annual report to include individual property disclosure for the Nyngan Scandium Project in response to prior comment three. However, you have not provided all of the information required by Item 1304(b) of Regulation S-K.

         For example, for each material property you must disclose the present condition of the property, the work that has been completed on the property, the total cost or book value of the property, and a brief history of any previous operations.

         Please submit the revisions that you propose to address these requirements for the Nyngan
         Scandium Project, and if you prefer to limit such disclosures to future filings, indicate the timing and explain to us your view on the materiality of this remaining deficiency.
       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding any of the comments.



FirstName LastNamePeter Evensen                                Sincerely,
Comapany NameScandium International Mining Corp.
                                                               Division of
Corporation Finance
March 1, 2024 Page 2                                           Office of Energy
& Transportation
FirstName LastName